UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

RHINO RESOURCE PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

76218Y 10 3

(CUSIP Number)

William L. Tuorto
Royal Energy Resources, Inc.

56 Broad Street, Suite 2

Charleston, SC 29401

(843) 900-7693

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78026P 20 9
1. Names of Reporting Person. Royal Energy Resources, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization State of Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A

8. Shared Voting Power – 6,769,112 *

9. Sole Dispositive Power – N/A

10. Shared Dispositive Power – 6,769,112 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,769,112 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 23.1% **
14. Type of Reporting Person (See Instructions) CO

* Amount of securities beneficially owned includes 6,769,112 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 0 Subordinated Units representing limited partner interests in the Partnership (each, a “Sub Unit,” and together with the Common Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”). Amount of securities does not include 9,455,252 Subordinated Units, and the general partnership interest held by Rhino GP, LLC, which Royal Energy has the right to acquire under a Securities Purchase Agreement dated January 21, 2016 upon the satisfaction or waiver of certain conditions.

** Calculation of percentage is based on a total of 16,919,137 Common Units and 12,397,000 Subordinated Units outstanding as of November 6, 2015, the date on which Rhino filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 76218Y 10 3
1. Names of Reporting Person. William L. Tuorto
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A

8. Shared Voting Power – 6,769,112 *

9. Sole Dispositive Power – N/A

10. Shared Dispositive Power – 6,769,112 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,769,112 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 23.1% **
14. Type of Reporting Person (See Instructions) IN

* Amount of securities beneficially owned includes 6,769,112 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 0 Subordinated Units representing limited partner interests in the Partnership (each, a “Sub Unit,” and together with the Common Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”). Amount of securities does not include 9,455,252 Subordinated Units, and the general partnership interest held by Rhino GP, LLC, which Royal Energy has the right to acquire under a Securities Purchase Agreement dated January 21, 2016 upon the satisfaction or waiver of certain conditions.

** Calculation of percentage is based on a total of 16,919,137 Common Units and 12,397,000 Subordinated Units outstanding as of November 6, 2015, the date on which Rhino filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 76218Y 10 3
1. Names of Reporting Person. Brian Hughs
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A

8. Shared Voting Power – 6,769,112 *

9. Sole Dispositive Power – N/A

10. Shared Dispositive Power – 6,769,112 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,769,112 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 23.1% **
14. Type of Reporting Person (See Instructions) IN

* Amount of securities beneficially owned includes 6,769,112 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 0 Subordinated Units representing limited partner interests in the Partnership (each, a “Sub Unit,” and together with the Common Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”). Amount of securities does not include 9,455,252 Subordinated Units, and the general partnership interest held by Rhino GP, LLC, which Royal Energy has the right to acquire under a Securities Purchase Agreement dated January 21, 2016 upon the satisfaction or waiver of certain conditions.

** Calculation of percentage is based on a total of 16,919,137 Common Units and 12,397,000 Subordinated Units outstanding as of November 6, 2015, the date on which Rhino filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit 99.1.

ITEM 1. SECURITY AND ISSUER

This Statement is being filed with respect to the common units representing limited partner interests (each, a “Common Unit”) of Rhino Resource Partners LP (the “Rhino”). The address of the principal executive offices of the Partnership is:

Rhino Resource Partners LP

424 Lewis Hargett Circle, Suite 250

Lexington, KY 40503

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed by:

(i) Royal Energy Resources, Inc. (“Royal Energy”), a Delaware corporation, which is the record holder of approximately 39.1% of Rhino’s Common Units, and 23.1% of Rhino’s Common and Subordinated Units, based on the number of Common and Subordinated Units outstanding as of November 6, 2015, the date on which the Rhino filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015;

(ii) William L. Tuorto (“Mr. Tuorto”), the Chairman and chief executive officer of Royal Energy;

(iii) Brian Hughs (“Mr. Hughs”), a Vice President and director of Royal Energy.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of the Reporting Persons is c/o Royal Energy Resources, Inc., 56 Broad Street, Suite 2, Charleston, SC 29401.

(c) Royal Energy is a publicly traded corporation engaged in the business of acquiring and operating natural resource assets. Mr. Tuorto is the chairman and chief executive officer of Royal Energy. Mr. Hughs is a Vice President and director of Royal Energy.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Royal Energy is a Delaware corporation. Mr. Tuorto and Mr. Hughs are a United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 21, 2016, Royal Energy acquired 6,769,112 Common Units in Rhino from three holders thereof. The funds used to purchase its interest in Rhino were assets of Royal Energy obtained from the issuance of shares of its common stock in a private placement.

ITEM 4. PURPOSE OF TRANSACTION

On January 21, 2016 Royal Energy acquired 6,769,112 Common Units of Rhino from Wexford Capital, LP, and certain of its affiliates (collectively, “Wexford”). At a second closing, to be held upon the satisfaction or waiver of certain conditions, but no later than sixty days after January 21, 2016, Royal Energy has agreed to purchase Rhino GP, LLC (“Rhino GP”), and 9,455,252 Subordinated Units of Rhino from Wexford. The Subordinated Units to be purchased by Royal Energy represent approximately 76.3% of the issued and outstanding Subordinated Units of Rhino, and when combined with the Common Units already owned by Royal Energy, will result in Royal Energy owning approximately 55.3% of the outstanding Units of Rhino. Rhino GP is the general partner of Rhino, and in that capacity controls Rhino.

The Reporting Persons acquired the Common Units of Rhino, and plan to acquire Rhino GP and the Subordinated Units, primarily for investment purposes and to assist management of Rhino in resolving financial issues arising from significant regulatory and demand changes which are currently effecting the coal industry. Upon the acquisition of Rhino GP, the Reporting Persons plan to replace the directors of Rhino GP who are affiliated with Wexford with directors who are affiliated with Royal Energy, but have no plans to replace any disinterested director of Rhino GP. The Reporting Persons have no plans to replace any member of management of Rhino.

While the Reporting Persons have no specific plans with regard to Rhino, the Reporting Persons reserve the right to take any of the following actions:

(a)	Acquire additional securities of Rhino, or the dispose of securities of Rhino;

(b)	Cause Rhino or any of its subsidiaries to engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

(c)	Cause Rhino to effect a sale or transfer of a material amount of assets of Rhino or any of its subsidiaries; and

(d)	Cause Rhino to make material changes in its present capitalization or dividend policy.

The Reporting Persons have no plans to take any of the following actions:

a)	Effect any changes in Rhino’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

b)	Cause Rhino’s Common Units to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; and

c)	Cause Rhino’s Common Units to become eligible for termination of registration pursuant to section 12(g)(4) of the Act.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 16,919,137 Common Units and 12,397,000 Subordinated Units issued and outstanding as reported in the Partnership’s Form 10-Q filed on November 6, 2015) are as follows:

Royal Energy Resources, Inc.
a)	Amount beneficially owned: 6,769,112	Percentage 23.1%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	6,769,112
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	6,769,112

William L. Tuorto
a)	Amount beneficially owned: 6,769,112	Percentage 23.1%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	6,769,112
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	6,769,112

Brian Hughs
Amount beneficially owned: 6,769,112	Percentage 23.1%
Number of shares to which the Reporting Person has:
i) Sole power to vote or to direct the vote:	—
ii) Shared power to vote or to direct the vote:	6,769,112
iii) Sole power to dispose or to direct the disposition of:	—
iv) Shared power to dispose or to direct the disposition of:	6,769,112

The total Units reported as beneficially owned by each of Royal Energy, Mr. Tuorto and Mr. Hughs include the Units reported as beneficially owned by Royal Energy. Mr. Tuorto, as the chairman and chief executive officer of Royal Energy, may be deemed to share beneficial ownership of any Units beneficially owned by Royal Energy, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in Royal Energy. Mr. Hughs, as a vice president and director of Royal Energy, may be deemed to share beneficial ownership of any Units beneficially owned by Royal Energy, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in Royal Energy.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 21, 2016 Royal Energy entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Wexford Capital, LP, and certain of its affiliates (collectively, “Wexford”), under which Royal Energy agreed to purchase, and Wexford agreed to sell, a controlling interest in Rhino in two separate transactions. Pursuant to the Purchase Agreement, Royal Energy purchased 6,769,112 Common Units of Rhino from three holders for total consideration of $3,500,000. The Common Units purchased by Royal Energy represent approximately 39.1% of the issued and outstanding Common Units of Rhino, and 23.1% of the total outstanding Common Units and Subordinated Units. The Subordinated Units are convertible into Common Units on a one for one basis upon the occurrence of certain conditions. At a second closing, to be held upon the satisfaction or waiver of certain conditions, but no later than sixty days after January 21, 2016, Royal Energy has agreed to purchase Rhino GP, LLC, and 9,455,252 Subordinated Units of Rhino from two holders thereof, for aggregate consideration of $1,000,000. The Subordinated Units to be purchased by Royal Energy represent approximately 76.3% of the issued and outstanding Subordinated Units of Rhino, and when combined with the Common Units already owned by Royal Energy, will result in Royal Energy owning approximately 55.3% of the outstanding Units of Rhino. Rhino GP, LLC is the general partner of Rhino, and in that capacity controls Rhino.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

A	Securities Purchase Agreement dated January 21, 2016 between Wexford Rhino Partners, LP, Rhino Energy Holdings, LLC, Rhino Resource Holdings, LLC and Royal Energy Resources, LLC.

B	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2016

Date

ROYAL ENERGY RESOURCES, INC.

/s/ William L. Tuorto

Signature
William L. Tuorto, CEO
Name/Title

February 1, 2016

Date

/s/ William L. Tuorto

Signature
William L. Tuorto, Individually
Name/Title

February 1, 2016

Date

/s/ Brian Hughs

Signature
Brian Hughs, Individually
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.